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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K


                [ X ] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF
                       THE SECURITIES EXCHANGE ACT OF 1934




For the Fiscal Year                                              Commission
Ended August 31, 1998                                       File Number 33-38176
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                          AMCAST INDUSTRIAL CORPORATION
                          401 (k) SALARY DEFERRAL PLAN
                                 (Name of Plan)
                          -----------------------------





                          AMCAST INDUSTRIAL CORPORATION
                          7887 Washington Village Drive
                               Dayton, Ohio 45459
                                 (937) 291-7000


             (Name of Issuer of Securities held pursuant to Plan and
                  address of its principal executive office.)

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                              REQUIRED INFORMATION


         The Amcast Industrial Corporation 401(k) Salary Deferral Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974.


         Item 4. In lieu of the requirements of Items 1, 2 and 3 of this Form 11-K, the following financial statements of the Plan, notes thereto, and Report of Independent Auditors thereon are being filed as Exhibit 99.1 to this Report:

         (a) Statements of Net Assets available for Benefits - August 31, 1998 and August 31, 1997;

         (b) Statement of Changes in Net Assets available for Benefits - year ended August 31, 1998;

         (c)      Notes to Financial Statements; and

         (d)      Report of Independent Auditors.

         The Consent of Independent Auditors to the incorporation by reference of the foregoing financial statements in the Registration Statement on Form S-8 (No. 33-38176) pertaining to the Plan is being filed as Exhibit 23.1 to this Report.



                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension Committee of Amcast Industrial Corporation which administers the Amcast Industrial Corporation 401(k) Salary Deferral Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                              AMCAST INDUSTRIAL CORPORATION
                                              401(k) SALARY DEFERRAL PLAN


                                              By:    /s/ Douglas D. Watts
                                                     ---------------------------
                                                     Douglas D. Watts
                                                     Authorized Committee Member
                                                     Dated:   February 26, 1999


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                                    EXHIBITS


         The following Exhibits are being filed with this Annual Report on Form 11-K:


  (23)   CONSENT OF EXPERTS AND COUNSEL:

         23.1  Consent of Ernst & Young

  (99)   ADDITIONAL EXHIBITS

         99.1 Annual Financial Statements of Amcast Industrial Corporation 401(k) Salary Deferral Plan at August 31, 1998 and August 31, 1997 and for the two years ended August 31, 1998


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